UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October, 2007

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                      No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 23, 2007

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Ryutaro Kusama
Name:	Ryutaro Kusama
Title:	Chief Manager, General Affairs
Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc.

Liquidation of VPS Funding Corporation Limited

Tokyo, October 23, 2007 — Mitsubishi UFJ Financial Group, Inc. (MUFG) announced today that the final decision to liquidate VPS Funding Corporation Limited, which is a subsidiary of Mitsubishi UFJ Securities Co., Ltd., has been made. Under JGAAP, VPS Funding Corporation Limited is a subsidiary of Mitsubishi UFJ Securities International plc, which is a subsidiary of Mitsubishi UFJ Securities Co., Ltd.

1.	Outline of VPS Funding Corporation Limited

(1)	Address:	London, United Kingdom
(2)	Capital:	GBP 1
(3)	Business:	Transaction of investment securities

2.	Reason for liquidation

VPS Funding Corporation Limited was established to purchase securities and execute swap transaction linked to securities. Since the all underlying securities are redeemed and all swap transactions have been terminated, the liquidation of the company has been approved at the Extraordinary General Meeting on October 22, 2007.

3.	Timing of Liquidation

Liquidation is expected to be completed by the end of January 2008.

4.	Impact on MUFG’s business forecast

This event is not expected to have any material effect on MUFG’s previously announced business forecast for the current fiscal year.

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Contacts:

Mitsubishi UFJ Financial Group, Inc.

Public Relations Division

Tel: 81-3-3240-7651